UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SWS Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N107

(CUSIP Number)

Corey Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,171,039 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,171,039 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,171,039 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4% (b)

14.	Type of Reporting Person (See Instructions) CO

(a)  Includes 8,695,652 shares of common stock that are acquirable upon the exercise of a warrant.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that SWS Group, Inc. prepays the loan made to it by Hilltop Holdings Inc. and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of common stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.

(b)  Based upon 33,068,118 shares of common stock of SWS Group, Inc. outstanding on February 3, 2014, as disclosed in the Issuer’s Form 10-Q for the period ending December 31, 2013.  Shares issuable pursuant to the warrant are treated as if outstanding for computing the percentage ownership of Hilltop Holdings Inc., but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

SCHEDULE 13D

CUSIP No. 78503N107

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on August 8, 2011, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on December 1, 2011, and Amendment No. 3 to Schedule 13D filed with the Commission on January 10, 2014 (as amended and supplemented, collectively, this “Schedule 13D”), relating to the common stock, $0.10 par value per share, of SWS Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to read as follows:

On March 31, 2014, the Reporting Person, the Issuer and Peruna LLC, a Delaware limited liability company and wholly owned subsidiary of the Reporting Person (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into Merger Sub and thereby become a wholly owned subsidiary of the Reporting Person (the “Merger”).

At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, Issuer stockholders will receive, in exchange for each share of Issuer common stock they own, 0.2496 of a share of the Reporting Person’s common stock and $1.94 in cash, equivalent to total consideration of $7.88 per Issuer share, based on the closing price of the Reporting Person’s common stock on March 31, 2014.

The completion of the Merger is subject to satisfaction or waiver of certain conditions, including majority approval of Issuer’s stockholders and the receipt of regulatory approvals.  The completion of the Merger is not subject to a financing condition.

The Merger Agreement is attached hereto as Exhibit 99.6 and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows: The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

99.6

Agreement and Plan of Merger, dated March 31, 2014, by and among Issuer, the Reporting Person and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hilltop Holdings Inc. with the SEC on April 1, 2014.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2014

Hilltop Holdings Inc.

	By:	/s/ COREY G. PRESTIDGE
	Name:	Corey G. Prestidge
	Title:	General Counsel & Secretary